CHANTICLEER HOLDINGS, INC.
11220 Elm Lane, Suite 203
Charlotte, North Carolina 28277

November 13, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Beverly A. Singleton

Re:	Chanticleer Holdings, Inc. (the “Company”) Form 10-Q for the quarter ended March 31, 2009, as amended File Number 0-29507

Dear Ms. Singleton:

We are in receipt of your letter of November 9, 2009.  We will make the changes indicated in our response and forward redline copies for your review before filing any additional amendments.

Following is our response to your additional comment:

Form 10-Q (Quarter Ended March 31, 2009), As Amended

Financial Statements
and
Note 3, Restatement, page 9

1.
We have reviewed your response to our prior comment 3 regarding the adoption of FASB 141(R) (i.e., FASB ASC 805-10-25-23) at January 1, 2009 and the treatment of the previously capitalized deferred acquisition costs.  We not that you view the adoption of this new standard as a change in accounting principle as the 'accounting principle formerly used (i.e., FASB 141) is no longer generally accepted,' however, it appears your interpretation of this constituting a change in accounting principle where retrospective application of the new standard is required is not appropriate.  The Staff does not view the adoption of SFAS 141(R) to be a change in accounting principle or a change from one generally accepted accounting principle.  Rather SFAS 141(R) is a revision of the previously issued SFAS 141 and requires prospective application; thus upon adopting SFAS 141(R) on January 1, 2009, your deferred acquisition costs under SFAS 141 that existed at December 31, 2008, should be immediately expensed as a current period charge to (loss) from operations.  Please revise your financial statements accordingly.  Alternatively, you may retrospectively restate the prior period financial statements (to expense the previously capitalized acquisition costs) for a change in accounting policy.

Response:

We will revise our treatment to expense the deferred acquisition costs as a current period charge to (loss) from operations.  Red-line copies of proposed amendments for the March 31, 2009 Form 10-Q and the June 30, 2009 Form 10-Q will be sent to your attention by Monday, November 16, 2009.

The Company is aware and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Michael D. Pruitt
Chief Executive Officer and
Chief Financial Officer

Cc  Creason & Associates, P.L.L.C.